PROXY MEMORANDUM

To:	Amgen Inc. Shareholders
Subject:	Shareholder resolution on extent to which risks related to public concern over drug pricing are integrated into incentive compensation policies for senior executives
Date:	April 12, 2018
Contact:	Donna Meyer, Director of Shareholder Advocacy, dmeyer@mercyinvestments.org

At the upcoming Amgen Inc. annual shareholders’ meeting on May 22, 2018, shareholders will have the opportunity to vote on a proposal sponsored by multiple shareholders1 to disclose how it considers risks stemming from public concern over high drug prices in setting incentive pay arrangements for senior executives. We urge you to vote FOR Item #4 as described below.

RESOLVED, that shareholders of Amgen Inc. (“Amgen”) urge the Compensation Committee (the “Committee”) to report annually to shareholders on the extent to which risks related to public concern over drug pricing strategies are integrated into Amgen’s incentive compensation policies, plans and programs (together, “arrangements”) for senior executives. The report should include, but need not be limited to, discussion of whether incentive compensation arrangements reward, or not penalize, senior executives for (i) adopting pricing strategies, or making and honoring commitments about pricing, that incorporate public concern regarding the level or rate of increase in prescription drug prices; and (ii) considering risks related to drug pricing when allocating capital.

We believe that incentive compensation programs should not just encourage executives to achieve financial objectives, but also to manage key business risks effectively. Amgen acknowledged in its 2018 proxy statement that executive compensation programs are designed to align with stockholder interests and position staff to execute on short- and long-term strategy.2  But the company explains that its annual incentive compensation arrangements are primarily impacted by revenue and income, with a lower proportion tied to innovation to boost long-term growth (“progress innovative pipeline”).

Reactions of the public, health care payers, policymakers and prescribers to high drug prices pose a serious challenge, in our view, to sustainable value creation by pharmaceutical companies. High drug prices may create several kinds of risk:

▪
They may damage corporate reputation, as illustrated by Mylan’s 2016 EpiPen controversy. According to Gallup, the pharmaceutical industry’s favorability rating stands at 33 percent, lower than the 23 other industries included in the poll.[3] Poor reputation can make it more difficult to recruit and retain talented employees.[4]

1 Mercy Investment Services, Inc.; UAW Retiree Medical Benefits Trust; Dana Investment Advisors; The Sisters of St. Francis of Philadelphia; Sisters of the Order of St. Dominic of Grand Rapids; Benedictive Sisters of Monasterio Pan de Vida; Benedictine Sisters of Mount St. Scholastica; Friends Fiduciary Corporation; Sisters of St. Francis Charitable Trust; Trinity Health
2  2018 Amgen Inc. DEF 14A, page 28.
3  news.gallup.com/poll/12748/business-industry-sector-ratings.aspx
4  See http://www.mandrake.ca/bill/images/corporate_responsibility_white_paper.pdf (summarizing evidence that perceptions regarding corporate social responsibility drive higher levels of employee engagement and retention); see also https://business.missouri.edu/sites/default/files/publication/turban_greening_1997_amj.pdf

▪	Payers may rely more heavily on outside analyses of drugs’ value, which have been used to support price rollbacks on costly hepatitis C drugs;[5] and
▪
High prices may spur regulatory intervention. Legislation has been passed in several states addressing pricing-related issues, including notice of intended price increases, and many more measures have been introduced and advanced through committee.[6]

In addition, while a drug like Repatha is approved and may lower cholesterol levels and lead to lower risk of heart attacks and strokes, the cost is a huge barrier for patients and for the U.S. health care systems.7  Some companies have responded to these kinds of public concerns about prices by committing not to raise prices by more than a certain amount per year. For example, Sanofi committed to limiting price increases to the national health expenditure growth projection which was 5.4 percent in 2017.8 We are concerned that Amgen’s incentive pay arrangements, which use revenue and earnings per share targets to determine payouts, may discourage executives from considering such a commitment.

In our view, rewarding executives for boosting revenue can create additional risks when that revenue is generated primarily or solely through price increases. In 2017, holders of approximately 80 percent of Mylan shares voted opposed management’s “say on pay” proposal,9 following a “vote no” campaign by institutional investors that cited high pay “amid a public and regulatory backlash” related to EpiPen pricing.10

Amgen claims that “The Proposal’s underlying subject matter is - - drug pricing and capital allocation decisions” and that “Such decisions are integral to our ordinary course of operation - - “.  Amgen unsuccessfully advanced similar arguments to the Staff of the SEC, claiming that the Proposal is vague and indefinite, that the Proposal deals with ordinary business, and that Amgen has substantially implemented the Proposal.  The SEC Staff said it was unable to conclude that the Proposal was vague or indefinite, unable to conclude that the Proposal was a matter relating to the Company’s ordinary business operation, and that based on information presented, it did not appear that the Company’s public disclosures compare favorably with the guidelines of the Proposal.11

We believe that the information sought by the proposal would give shareholders valuable information about how Amgen’s executive pay practices balance financial goals and management of pricing-related risks. We therefore urge shareholders to vote FOR Item #4.

5  See www.wired.com/story/fighting-high-drug-prices/
6  A State Prescription Drug Legislative Trackers can be found at nashp.org/wp-content/uploads/2018/01/RxStateTracker-3.9.18.pdf (2018) and https://nashp.org/wp-content/uploads/2016/09/Rx-Legislative-Tracker-2017-Final.pdf (2017).
7 https://www.nytimes.com/2017/03/17/health/cholesterol-drugs-repatha-amgen-pcsk9-inhibitors.html?rref=collection%2Ftimestopic%2FAmgen%20Inc.&action=click&contentCollection=business&region=stream&module=stream_unit&version=latest&contentPlacement=1&pgtype=collection
8 http://mediaroom.sanofi.com/sanofi-pricing-principles-for-the-u-s/
9  See www.sec.gov/Archives/edgar/data/1623613/000119312517216777/d412323d8k.htm
10  www.sec.gov/Archives/edgar/data/1517047/000121465917003708/d530170px14a6g.htm
11 https://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2018/mercyinvestment031618-14a8.pdf